UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited (“Reynolds Group”) wishes to furnish the information below and in Exhibit 1 for the benefit of its investors.
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant
Amendment to the Receivables Securitization Facility
On May 29, 2013, Beverage Packaging Factoring (Luxembourg) S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg (“BP Factoring”), an indirect wholly owned subsidiary of Reynolds Group, entered into the Amendment to Receivables Loan and Security Agreement (the “Amendment”), amending the Receivables Loan and Security Agreement, dated as of November 7, 2012 (the “Receivables Loan and Security Agreement”) among BP Factoring, as the borrower, Reynolds Group Holdings, Inc., as Master Servicer, Beverage Packaging Holdings (Luxembourg) IV S.à r.l., a Luxembourg private limited liability company incorporated and existing under the laws of the Grand-Duchy of Luxembourg (société à responsabilité limitée) and parent of BP Factoring (“BPH IV”), as Lux Manager, Nieuw Amsterdam Receivables Corporation, as a Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabobank”), as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto, and Rabobank, as Administrative Agent.
The Amendment provides for the addition of Wells Fargo Bank, N.A. and TD Bank, N.A. as new committed lenders and facility agents under the Receivables Loan and Security Agreement and makes certain related changes to definitions and other provisions. Additional changes provided for in the Amendment include updating procedures relating to due diligence audits and changing the facility agent consent requirements in certain instances.
The Receivables Loan and Security Agreement was described on Form 6-K filed with the SEC on November 13, 2012, and a copy thereof was attached to such filing.
A copy of the Amendment is filed as Exhibit 1 to this report. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment and the Receivables Loan and Security Agreement, which are incorporated herein by reference.
Index to Exhibits

Exhibit No.	Description
1	Amendment to Receivables Loan and Security Agreement, dated May 29, 2013

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

May 30, 2013	By:	/s/ Joseph E. Doyle
Name: Joseph E. Doyle
Title: Group Legal Counsel